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                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                    FORM 15

Certification and Notice of Termination of Registration Under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                                               Commission File Number   0-26798
                                                                      ----------

                                 Eastbay, Inc.
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            (Exact name of registrant as specified in its charter)

           427 Third Street, Wausau, Wisconsin 54403, (715) 845-5538
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(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                    Common Stock, par value $.01 per share
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           (Title of each class of securities covered by this Form)

                                     None
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(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

   Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

                Rule 12g-4(a)(1)(i)   [x]        Rule 12h-3(b)(1)(ii)  [_]
                Rule 12g-4(a)(1)(ii)  [ ]        Rule 12h-3(b)(2)(i)   [_]
                Rule 12g-4(a)(2)(i)   [ ]        Rule 12h-3(b)(2)(ii)  [_]
                Rule 12g-4(a)(2)(ii)  [ ]        Rule 15d-6            [_]
                Rule 12h-3(b)(1)(i)   [x]

   Approximate number of holders of record as of the certification or notice
date:   one

   Pursuant to the requirements of the Securities Exchange Act of 1934 Eastbay, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


DATE   February 7, 1997    BY:  /s/ Harry H. Colcord
    ---------------------     -------------------------------------
                                    Harry H. Colcord, President and
                                    Chief Executive Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.
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                        REINHART, BOERNER, VAN DEUREN,
                           NORRIS & RIESELBACH, s.c.
                            1000 North Water Street
                              Milwaukee, WI 53202


                               February 10, 1997

SENT VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549


Ladies and Gentlemen:                           Re:  Form 15 for Eastbay, Inc.

     Transmitted herewith is a copy of Form 15 for Eastbay, Inc. (the "Company") terminating the Company's registration under section 12(g) of the Securities Exchange Act of 1934.

     If you have any questions or comments regarding this filing, please call the undersigned at 414-298-8225.


                                       Yours very truly,


                                       /s/ Benjamin G. Lombard
                                       -----------------------
                                       Benjamin G. Lombard



Enc.

cc:   Mr. John V. Schaefer